

November 12, 2014

<u>Via E-mail</u>
Rice Powell
Chief Executive Officer and Chairman
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg
Germany

> **Re:** **Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 1-32749**

Dear Mr. Powell:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We are aware of publicly available information indicating that your devices likely are sold in Syria. Also, you state on page 1 and elsewhere that you operate in Africa and Latin America, references to which can be understood to include Sudan and Cuba. Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts with Cuba, Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan and Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Sudan and

Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance